SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

28 November 2017

 LLOYDS BANKING GROUP plc

 (Translation of registrant's name into English)

5th Floor

25 Gresham Street

London

EC2V 7HN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Index to Exhibits

Item

No. 1
Regulatory News Service Announcement, dated 28 November 2017 re: Bank of England 2017 Stress Test Passed

28 November 2017

LLOYDS BANKING GROUP PASSES THE BANK OF ENGLAND

2017 STRESS TEST

Lloyds Banking Group plc (the Group), together with six other financial institutions in the UK, has been subject to the 2017 stress test conducted by the Bank of England (BoE).

The test applies a hypothetical adverse stress to banks' balance sheets as at 31 December 2016 and assesses banks' capital adequacy against their own minimum Common Equity Tier 1 (CET1) capital and Tier 1 leverage thresholds. For the Group these thresholds have increased from 7.0 per cent to 7.5 per cent for CET1 (4.5 per cent Pillar 1 mimima plus 3.0 per cent Group specific Pillar 2a) and from 3.0 per cent to 3.25 per cent for Tier 1 leverage.

In addition, the test also includes a 'systemic reference point' (SRP) assessment for globally systemic banks (G-SIBs). As the Group is not a G-SIB, this hurdle rate does not apply.

This year's stress scenario for the UK combines rapidly rising interest rates and unemployment in conjunction with significant falls in property prices and GDP.  In particular base rates rise to 4 per cent in the first year and remain at this level for a further 3 years, GDP falls 4.7 per cent in the first year, unemployment increases to a peak of 9.5 per cent in the second year, and UK house and commercial property prices fall 33 per cent and 40 per cent respectively over the first three years. In addition the pound depreciates significantly against the dollar with a 32 per cent fall in the first year. This scenario is the most severe stress for the Group since inception of the BoE stress tests.

Result of the stress test
Despite the severity of the stress, the Group exceeds the capital and leverage thresholds set out for the purpose of the stress test before the application of any management actions; therefore, the Group is not required to take any capital action as a result of this stress test.

In the trough of the stress, the BoE calculated the Group's estimated CET1 ratio as 7.5 per cent and its leverage ratio as 3.8 per cent pre-management actions, and 7.9 per cent and 3.9 per cent post-management actions, respectively, compared with a CET1 ratio of 12.8 per cent1 and leverage ratio of 5.2 per cent as at 31 December 2016. The Group continues to be strongly capital generative and, as previously reported, the CET1 ratio at 30 September 2017 was 14.9 per cent2.

As stated by the BoE, there is no mechanical link between the stress test results and the setting of capital buffers. The PRA buffer is expected to be communicated to the Group by the PRA before the publication of the Group's 2017 results.

Further details
Details of the PRA approach to the stress test and the detailed results in relation to all participating financial institutions are available from the Bank of England's website.

1	Adjusted for the acquisition of MBNA.
2	Pre dividend accrual (14.1% post dividend accrual).

For further information:

Investor Relations
Douglas Radcliffe                                                                  +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Edward Sands                                                                       +44 (0)20 7356 1585
Director of Investor Relations
edward.sands@lloydsbanking.com

Corporate Affairs
Fiona Laffan                                                                           +44 (0) 20 7356 2081
Group Corporate Communications Director
fiona.laffan@lloydsbanking.com

Matt Smith                                                                             +44 (0) 20 7356 3522
Head of Corporate Media
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone  and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting  from  increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc

 (Registrant)

By: Douglas Radcliffe

Name: Douglas Radcliffe

Title: Group Investor Relations Director

Date: 28 November 2017